

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2023

Olegs Pavlovs
Chief Executive Officer
Londax Corp.
Puces iela 47, Riga
Latvia LV-1082

> **Re: Londax Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 26, 2023**
> **File No. 333-274140**

Dear Olegs Pavlovs:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.   We are considering your response to prior comment 2. Please be advised that the definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, please provide additional disclosure regarding the two contracts for CRM program development including the material terms of these agreements, status of the development of your CRM platform and expenses to date on developing your platform.

Security Ownership of Certain Beneficial Owners and Management, page 31

2.   We note your response to prior comment 7 and reissue the comment as your disclosure continues to refer to the beneficial ownership as of May 31, 2023.

Olegs Pavlovs
Londax Corp.
October 11, 2023
Page 2

<u>Note 6 - Commitments and Contingencies, page F-8</u>

3.   In response to prior comment 11, you clarified that the office was provided by your sole officer and president Mr.Olegs Pavlovs for free use, without any payment. Please tell us how you intend to account and reflect the expense paid by Mr. Olegs Pavlovs on your behalf within your financial statements. Note that any obligations paid by any related parties on behalf of the registrant must be reflected in the registrant's financial statements as an operating expense and a corresponding credit to additional-paid-in-capital. Refer to SAB Topic 5T.

    Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jeff Kauten at 202-551-3447 with any other questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology

cc: John L. Thomas